May 4, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attn:         Larry Spirgel, Assistant Director

RE:	Portfolio Recovery Associates, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 000-50058

Ladies and Gentlemen:

Portfolio Recovery Associates, Inc. (the “Company”) received from the Staff of the Securities and Exchange Commission (the “Commission”) a comment letter dated April 26, 2012 from Larry Spirgel of the Commission to Kevin P. Stevenson of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed with the Commission on February 28, 2012 (the “Form 10-K”). The comment letter requested a response within ten business days. The Company hereby requests an extension to the original ten business day period, until May 18, 2012, in order to respond to the Staff’s comments. The Company believes it needs the additional time because the Company’s senior management has been preparing its quarterly earnings report and focusing its attention on matters associated with its quarterly earnings release. The Company does not anticipate requiring any additional time to respond to the Staff’s comments.

If you have any questions, please feel free to contact Jay Alicandri of Dechert LLP at 212.698.3800. Thank you for your cooperation and attention to this matter.

Portfolio Recovery Associates, Inc.

/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer